                                                                    File No. ___

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------



                        FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------



                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308


                  --------------------------------------------
                    (Name of companies filing this statement
                   and address of principal executive offices)


                                      None


                  --------------------------------------------
 (Name of top registered holding company, parent of each applicant or declarant)


                            H. Peter Burg, Treasurer
                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308


                  --------------------------------------------
                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


     MICHAEL F. CUSICK               TERRENCE G. LINNERT              ANDREW G. BERG                 GORDON S. KAISER
Winthrop, Stimson, Putnam &     Centerior Energy Corporation   Akin, Gump, Strauss, Hauer &     Squire, Sanders & Dempsey
          Roberts                    6200 Oak Tree Blvd.               Feld, L.L.P.                       L.L.P.
  One Battery Park Plaza          Independence, Ohio 44131      1333 New Hampshire Ave., NW           4900 Key Tower
 New York, New York 10004              (216) 447-3121                    Suite 400                Cleveland, Ohio 44114
      (212) 858-1000                                              Washington, D.C. 20036              (212) 479-8500
                                                                      (202) 887-4000

                                Table of Contents
                                -----------------

                                                                                                               Page
                                                                                                               ----

Item 1.  Description of Proposed Merger......................................................................... 1

         Introduction........................................................................................... 1
         A.  Description of Parties to the Merger............................................................... 2
                  1.  General Description....................................................................... 2
                           a.  FirstEnergy...................................................................... 2
                           b.  Ohio Edison...................................................................... 2
                           c.  Centerior........................................................................ 2
                  2.  Description of Utility Operations......................................................... 3
                           a.  Ohio Edison and Penn Power....................................................... 3
                           b.  Centerior........................................................................ 6
                           c.  Current Electric Coordination.................................................... 9
                           d.  Utility Regulation.............................................................. 10
                  3.  Non-Utility Interests.................................................................... 10
         B.  Description of the Proposed Merger................................................................ 11
         C.  Negotiations Leading to the Proposed Merger....................................................... 12
         D.  Reasons for and Anticipated Effect of Merger...................................................... 13
                  1.  Savings.................................................................................. 13
                  2.  Larger Stake in Major Generating Plants.................................................. 14
                  3.  Rate Reduction........................................................................... 14
         E.  Additional Information............................................................................ 15

Item 2.  Fees, Commissions and Expenses........................................................................ 15

Item 3.  Applicable Statutory Provisions....................................................................... 15
         A.  Section 10(b)..................................................................................... 16
                  1.  Section 10(b)(1)......................................................................... 16
                           a.  Interlocking Relations.......................................................... 16
                           b.  Concentration of Control........................................................ 17
                  2.  Section 10(b)(2)    Fairness of Consideration and Fees................................... 20
                           a.  Fairness of Consideration....................................................... 20
                           b.  Reasonableness of Fees.......................................................... 21
                  3.  Section 10(b)(3)    Capital Structure.................................................... 22
                           a.  Complication.....................................................................22
                           b.  Protected Interests..............................................................23
         B.  Section 10(c)..................................................................................... 23
                  1.  Section 10(c)(1)......................................................................... 23
                  2.  Section 10(c)(2)......................................................................... 24
                           a.  Efficiencies and Economies...................................................... 24
                           b.  Integrated Public Utility System................................................ 26
         C.  Section 10(f)..................................................................................... 28

Item 4.  Regulatory Approvals.................................................................................. 29
         A.  Antitrust......................................................................................... 29
         B.  Federal Power Act................................................................................. 29
         C.  Atomic Energy Act................................................................................. 30
         D.  State Public Utility Regulation................................................................... 30
         E.  Other............................................................................................. 30



                                       (i)

Item 5.  Procedure............................................................................................. 30

Item 6.  Exhibits and Financial Statements..................................................................... 31
         A.  Exhibits.......................................................................................... 31
         B.  Financial Statements.............................................................................. 32

Item 7.  Information as to Environmental Effects................................................................33












                                      (ii)

ITEM 1.  DESCRIPTION OF PROPOSED MERGER
         ------------------------------

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Applicant"), hereby requests that the Securities and Exchange Commission (the "Commission") (i) authorize the direct and indirect acquisition, as set forth herein, by FirstEnergy of all of the issued and outstanding voting securities ("Common Stock") of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), The Toledo Edison Company, an Ohio corporation ("Toledo Edison") and Pennsylvania Power Company, a Pennsylvania corporation ("Penn Power") as well as 20.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation ("OVEC")(which, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation ("IKEC")) and (ii) grant such other authorizations as may be necessary in connection therewith.

         Centerior Energy Corporation, an Ohio corporation ("Centerior"), currently owns all of the Cleveland Electric and Toledo Edison Common Stock. Ohio Edison currently owns all of the Penn Power Common Stock. Ohio Edison, Penn Power, Cleveland Electric, Toledo Edison, OVEC and IKEC are all "public-utility companies" as defined in the 1935 Act. Ohio Edison is also a "holding company" as defined in the 1935 Act. Ohio Edison is currently exempt from the registration and other requirements of the 1935 Act, other than from Section 9(a)(2) thereof, pursuant to Section 3(a)(2). Centerior is a "holding company" as defined in the 1935 Act and is exempt under Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof).

         FirstEnergy will directly acquire all of the Cleveland Electric Common Stock, the Toledo Edison Common Stock and the Ohio Edison Common Stock and will indirectly acquire the Penn Power Common Stock through the transactions contemplated by (i) the Agreement and Plan of Merger, dated as of September 13, 1996 (the "Merger Agreement") between Ohio Edison and Centerior, (ii) the Merger Agreement by and among Ohio Edison Company, FirstEnergy Corp. and Ohio Edison Acquisition Corp., attached to the Merger Agreement as Exhibit A (the "Ohio Edison Merger Agreement"), and (iii) the Merger Agreement by and among Centerior Acquisition Corp., FirstEnergy Corp. and Centerior Energy Corporation, attached to the Merger Agreement as Exhibit B (the "Centerior Merger Agreement" and, together with the Merger Agreement and the Ohio Edison Merger Agreement, the "Merger Agreements"). The Merger Agreements provide, among other things, for (i) the merger of Centerior with and into FirstEnergy Corp., (immediately after the merger of a wholly-owned subsidiary of FirstEnergy ("Centerior Acquisition Corp.") with and into Centerior pursuant to the Centerior Merger Agreement) and
(ii) the merger of another wholly-owned subsidiary of FirstEnergy ("Ohio Edison Acquisition Corp.") with and into Ohio Edison pursuant to the Ohio Edison Merger Agreement (collectively, the "Merger"). Following the Merger, FirstEnergy will be a holding company which will directly hold all of the Ohio Edison Common Stock, Cleveland Electric Common Stock and Toledo Edison Common Stock. Penn Power will remain a wholly-owned subsidiary of Ohio Edison. Upon consummation of the Merger, FirstEnergy will own indirectly 20.5% of the OVEC Common Stock.

         FirstEnergy is not currently a "holding company" under the 1935 Act because it does not own, control or hold with power to vote ten percent or more of the voting securities of a public-utility company. Following the consummation of the Merger, FirstEnergy will be a public-utility holding company under the 1935 Act. FirstEnergy will claim an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 under the 1935 Act immediately following the consummation of the Merger.

A.  DESCRIPTION OF PARTIES TO THE MERGER
    ------------------------------------

         1.  GENERAL DESCRIPTION
             -------------------

                  a.  FIRSTENERGY
                      -----------

         FirstEnergy was organized under the laws of the State of Ohio in 1996 by Ohio Edison and Centerior for the purpose of facilitating the Merger of Ohio Edison and Centerior and is not currently engaging in any business. FirstEnergy will organize two wholly owned subsidiaries, Centerior Acquisition Corp. and Ohio Edison Acquisition Corp., both Ohio corporations, for the purpose of consummating the Merger. Upon consummation of the Merger, FirstEnergy will directly own all of the Common Stock of Ohio Edison, Cleveland Electric and Toledo Edison, as well as indirectly owning all of the Common Stock of Penn Power and 20.5% of the Common Stock of OVEC. Fifty percent of First Energy's Common Stock currently is owned by Ohio Edison; the remainder of FirstEnergy's Common Stock is owned by Centerior.

                  b.  OHIO EDISON
                      -----------

         Ohio Edison is an investor-owned public utility company headquartered in Akron, Ohio. It was organized under the laws of the State of Ohio in 1930 and is a "public utility company" and a public utility "holding company" which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public-utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. SEE OHIO EDISON COMPANY, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison owns all of the Common Stock of Penn Power, which is based in New Castle, Pennsylvania. Penn Power is a "public utility company" under the 1935 Act. Including Penn Power, Ohio Edison has eight wholly-owned subsidiaries. Ohio Edison owns directly 16.5% of the Common Stock of OVEC. OVEC and IKEC were formed in 1952 by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power and Toledo Edison) for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the U.S. Department of Energy (the "DOE"). The merger will not affect OVEC.

         Ohio Edison and Penn Power operate and dispatch electrical service as a single utility system known as the Ohio Edison System ("OES"). OES provides retail electric service to 1.1 million customers in a 9,000 square mile area of central and northeastern Ohio and western Pennsylvania. OES provides wholesale electric capacity, energy and transmission services to 21 municipal electric systems in its Ohio service area, and to five boroughs in Pennsylvania. In addition, OES provides transmission service to nine rural electric cooperatives. OES also engages in the sale, purchase and interchange of electric energy with other electric companies and power producers. OES has 36 transmission interconnections with eight public utilities, including Cleveland Electric and Toledo Edison, which operate at or above 138 kilovolts ("kV").

         Ohio Edison and Penn Power belong to the Central Area Power Coordination Group ("CAPCO"). The other members of CAPCO are Cleveland Electric, Toledo Edison and Duquesne Light Company ("Duquesne")(collectively, the "CAPCO Companies"). The CAPCO Companies jointly own various generating units and individually own various transmission facilities dedicated by the CAPCO agreements to fulfill specified purposes. CAPCO is not a utility company or a transmitting utility, and no CAPCO member owns a share of all CAPCO units. The Merger will not affect the CAPCO agreements.

                  c.  CENTERIOR
                      ---------

         Centerior is an investor-owned public utility holding company headquartered in Independence, Ohio. It was organized under the laws of the State of Ohio in 1985 in connection with the merger of Cleveland Electric and Toledo Edison. Centerior is a "holding company" which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because its operations and those of its public utility subsidiaries (Cleveland Electric and Toledo Edison) from which it derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and are carried on substantially in the State of Ohio. SEE Centerior Form

U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 27, 1996, attached hereto as Exhibit G-1. Centerior owns all of the Common Stock of Cleveland Electric and Toledo Edison, which are based in Cleveland, Ohio, and Toledo, Ohio, respectively. Cleveland Electric and Toledo Edison are "public-utility companies" under the 1935 Act. In addition to Cleveland Electric and Toledo Edison, Centerior has four other wholly-owned subsidiaries. Toledo Edison owns directly 4% of the Common Stock of OVEC.

         The service areas of Centerior's Toledo Edison and Cleveland Electric subsidiaries are not contiguous. Cleveland Electric provides retail electric service to 749,075 customers in a 1,700 square mile area of northeastern Ohio, and Toledo Edison provides retail electric service to 290,480 customers in a 2,500 square mile area of northwestern Ohio. Cleveland Electric and Toledo Edison also provide transmission services and electric energy for resale to other electric utility companies and to 14 municipalities and 5 rural cooperatives in Toledo Edison's service area. Cleveland Electric and Toledo Edison also engage in the sale, purchase and interchange of electric energy with other electric companies and power producers. Cleveland Electric and Toledo Edison together have 21 transmission interconnections with 4 public utilities, including OES, which operate at or above 138 kV.

         2.  DESCRIPTION OF UTILITY OPERATIONS
             ---------------------------------

                  a.  OHIO EDISON AND PENN POWER
                      --------------------------

         Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. A map of Ohio Edison's service territory is attached as Exhibit E-1. Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2,530,000.

         Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. The area served by Penn Power has a population of approximately 342,000. A map of Penn Power's service territory is attached as Exhibit E-1.

         GENERATING UNITS OES owns or leases all or a portion of 39 electric generating units, consisting of 18 coal fired units, three nuclear units, seven oil fired units, one gas/oil fired unit and 10 diesel generators (located at three sites), which have total net generating capacity of 5,757 megawatts ("MW"). Essentially all of the electric properties owned by OES are located within the State of Ohio and the Commonwealth of Pennsylvania.

         OES's generation requirements are supplied by a number of plants which use a variety of fuels, as set forth below:

                                                                                    Total Unit               OES-Owned
                                                                                       Net                  Portion of
                                                                                   Demonstrated          Net Demonstrated
      Generating Unit            Location           Unit Type                       Capability              Capability
      ---------------            --------           ---------                       ----------              ----------
                                                                                       (MW)                    (MW)
NUCLEAR
Beaver Valley 1                Pennsylvania     Steam Turbine                          810                  425(1)/
Beaver Valley 2                Pennsylvania     Steam Turbine                          820                  343(2)/
Perry 1                            Ohio         Steam Turbine                         1194                  421(3)/

COAL
Burger 3                           Ohio         Steam Turbine                           94                   94(4)/
Burger 4                           Ohio         Steam Turbine                          156                  156(4)/
Burger 5                           Ohio         Steam Turbine                          156                  156(4)/
Mansfield 1                    Pennsylvania     Steam Turbine                          780                  501(5)/
Mansfield 2                    Pennsylvania     Steam Turbine                          780                  360(6)/
Mansfield 3                    Pennsylvania     Steam Turbine                          800                  335(7)/
New Castle 3                   Pennsylvania     Steam Turbine                           98                   98(8)/
New Castle 4                   Pennsylvania     Steam Turbine                           98                   98(8)/
New Castle 5                   Pennsylvania     Steam Turbine                          137                  137(8)/
Niles 1                            Ohio         Steam Turbine                          108                  108(4)/
Niles 2                            Ohio         Steam Turbine                          108                  108(4)/
Sammis 1                           Ohio         Steam Turbine                          180                  180(4)/
Sammis 2                           Ohio         Steam Turbine                          180                  180(4)/
Sammis 3                           Ohio         Steam Turbine                          180                  180(4)/
Sammis 4                           Ohio         Steam Turbine                          180                  180(4)/
Sammis 5                           Ohio         Steam Turbine                          300                  300(4)/
Sammis 6                           Ohio         Steam Turbine                          600                  600(4)/
Sammis 7                           Ohio         Steam Turbine                          600                  413(9)/


--------

1. Represents combined OES ownership of 52.50%.

2. Represents combined OES ownership and leasehold interest of 41.88%.

3. Represents combined OES ownership and leasehold interest of 35.24%.

4. 100% owned by Ohio Edison.

5. Represents combined OES ownership of 64.20%.

6. Represents combined OES ownership of 46.10%.

7. Represents combined OES ownership of 41.88%.

8. 100% owned by Penn Power.

9. Represents combined OES Ownership of 68.8%.

                                                                                    Total Unit            OES-Owned
                                                                                       Net               Portion of
                                                                                   Demonstrated       Net Demonstrated
      Generating Unit            Location           Unit Type                       Capability           Capability
      ---------------            --------           ---------                       ----------           ----------
                                                                                       (MW)                 (MW)
NATURAL GAS
Edgewater 4                        Ohio         Steam Turbine                           100                   100(4)/

OIL
Edgewater CT A&B                   Ohio         Combustion Turbine                       48                   48(4)/
Mad River CT A&B                   Ohio         Combustion Turbine                       60                   60(4)/
Niles CT A                         Ohio         Combustion Turbine                       30                   30(4)/
West Lorain CT A&B                 Ohio         Combustion Turbine                      120                  120(4)/

DIESEL
Burger D                           Ohio         Internal Combustion                       7                    7(4)/
New Castle D                   Pennsylvania     Internal Combustion                       6                    6(4)/
Sammis D                           Ohio         Internal Combustion                      13                   13(4)/
                                                                                       ----                 ----

Total                                                                                  8743                 5757
                                                                                       ====                 ====



         SYSTEM REQUIREMENTS
         -------------------

         OES has a transmission system of 5,616 circuit line miles covering an area of approximately 9,000 square miles. OES also has 26,144 distribution line miles within its service areas. The transmission system has 629 circuit miles of 345 kV lines, 2,340 circuit miles of 138 kV lines, 182 circuit miles of 34.5 kV lines, and 583 circuit miles of 23 kV lines. Additionally, OES's electric distribution systems include 26,114 miles of overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. OES owns, individually or together with one or more of the other CAPCO Companies as tenants in common, 443 substations with a total installed transformer capacity of 24,380,724 kV-amperes, of which 69 are transmission substations, including nine located at generating plants.

         The 1995 net maximum hourly demand on OES of 6,332,000 kilowatts ("kW") (including 450,000 kW of firm power sales that extend through 2005) occurred on August 15, 1995. The seasonal capability of OES on that day was 6,489,000 kW. Of that system capability, 2.2% was available to serve additional load, after giving effect to net firm and capacity purchases at that hour of 864,000 kW and term power sales to other utilities.

         FUEL SOURCES
         ------------

         Sources of generation for Ohio Edison and Penn Power during the twelve months ended September 30, 1996 were 75.4% coal and 24.6% nuclear. Over two-thirds of OES's annual coal purchase requirements are supplied under long-term contracts. These contracts have minimum annual tonnage levels of approximately 5,300,000 tons. This contract coal is produced primarily from mines located in Ohio, Pennsylvania, Kentucky and West Virginia; the contracts expire at various times through February 28, 2003.

         OES Fuel, a subsidiary of Ohio Edison, is the sole lessor for OES's nuclear fuel requirements. OES and OES Fuel have contracts for the supply of uranium sufficient to meet projected needs through 2000 and conversion services sufficient to meet projected needs through 2001. Fabrication services for fuel assemblies have been contracted by CAPCO for the next four reloads for Beaver Valley Unit 1, two reloads for Beaver Valley Unit 2 (through approximately 2000 and 1998, respectively), and the next six reloads for Perry (through approximately 2004). OES has a contract with U.S. Enrichment Corporation for the majority of its enrichment requirements for nuclear fuel through 2014.

         Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.

         OES's fuel costs (excluding disposal costs) for each of the five years ended December 31, 1995, were as follows:

                                1995              1994             1993              1992             1991
                                ----              ----             ----              ----             ----
Cost of fuel consumed
 per million BTUs:

  Coal                          $1.36            $1.36             $1.37             $1.40            $1.40

  Nuclear                       $ .65            $ .75             $ .76             $ .83            $ .87

  Oil, Natural Gas & Diesel     $2.47            $4.33             $4.66             $1.67            $4.22
                                -----            -----             -----             -----            -----

Average fuel cost per
 kilowatt-hour
 generated (cents)               1.22             1.26              1.31              1.31             1.34



                  b.  CENTERIOR
                      ---------

         GENERATING UNITS Cleveland Electric and Toledo Edison own or lease all or a portion of 34 electric generating units, consisting of 22 coal-fired units, 3 nuclear units, 5 oil-fired steam units, 1 diesel generator and three pumped storage units. Centerior's generating capacity is approximately 5,678 MW.

         The generation requirements of Cleveland Electric and Toledo Edison are supplied by a number of plants which use a variety of fuels, as set forth below:

                                                                                                             Centerior-Owned
                                                                                               Net           Portion of Net
                                                                                          Demonstrated        Demonstrated
Generating Unit                               Location         Unit Type                   Capability          Capability
---------------                               --------         ---------                   ----------          ----------
                                                                                              (MW)                (MW)
CLEVELAND ELECTRIC ILLUMINATING
-------------------------------

COAL
Ashtabula Unit 5                               Ohio          Steam Turbine                     244               244(1)/
Ashtabula Unit 9                               Ohio          Steam Turbine                      44                44(1)/
Avon Lake Unit 7                               Ohio          Steam Turbine                      96                96(1)/
Avon Lake Unit 9                               Ohio          Steam Turbine                     596               596(1)/
Mansfield Unit 1                            Pennsylvania     Steam Turbine                     780                51(2)/
Mansfield Unit 2                            Pennsylvania     Steam Turbine                     780               223(3)/
Mansfield Unit 3                            Pennsylvania     Steam Turbine                     800               196(4)/
Eastlake Unit 1                                Ohio          Steam Turbine                     132               132(1)/

--------
1. 100% owned by Cleveland Electric.

2. Represents 6.53% leasehold interest of Cleveland Electric.

3. Represents 28.59% leasehold interest of Cleveland Electric.

4. Represents 24.5% leasehold interest of Cleveland Electric.

                                                                                                             Centerior-Owned
                                                                                               Net           Portion of Net
                                                                                          Demonstrated        Demonstrated
Generating Unit                               Location       Unit Type                     Capability          Capability
---------------                               --------       ---------                     ----------          ----------
                                                                                              (MW)                (MW)
Eastlake Unit 2                                 Ohio         Steam Turbine                      132                132(1)/
Eastlake Unit 3                                 Ohio         Steam Turbine                      132                132(1)/
Eastlake Unit 4                                 Ohio         Steam Turbine                      240                240(1)/
Eastlake Unit 5                                 Ohio         Steam Turbine                      600                411(5)/

OIL
Avon Lake Unit 10                               Ohio         Combustion Turbine                  29                 29(1)/
Eastlake Unit 6                                 Ohio         Combustion Turbine                  29                 29(1)/

NUCLEAR
Beaver Valley Unit 2                        Pennsylvania     Steam Turbine                      820                201(6)/
Davis Besse Unit 1                              Ohio         Steam Turbine                      883                454(7)/
Perry Unit 1                                    Ohio         Steam Turbine                     1194                371(8)/

DIESEL
Lakeshore D                                     Ohio         Internal Combustion                  4                  4(1)/

HYDRO-PUMPED
Seneca Units 1-3                            Pennsylvania     Hydro-Pumped                       351                351
                                                             Storage                            ---                ---

Cleveland Electric Illuminating Total                                                         7,886              3,936
-------------------------------------                                                         -----              -----

TOLEDO EDISON
-------------

COAL
Bay Shore Unit 1                                Ohio         Steam Turbine                      136                136(9)/
Bay Shore Unit 2                                Ohio         Steam Turbine                      138                138(9)/
Bay Shore Unit 3                                Ohio         Steam Turbine                      142                142(9)/
Bay Shore Unit 4                                Ohio         Steam Turbine                      215                215(9)/
Mansfield Unit 2                            Pennsylvania     Steam Turbine                      780                135(10)/
Mansfield Unit 3                            Pennsylvania     Steam Turbine                      800                159(11)/

--------
5. Represents Cleveland Electric ownership of 68.5%.

6. Represents 24.5% leasehold interest of Cleveland Electric.

7. Represents Cleveland Electric ownership of 51.42%.

8. Represents Cleveland Electric ownership of 31.08%.

9. 100% owned by Toledo Edison.

10. Represents 17.31% leasehold interest of Toledo Edison.

11. Represents 19.91% leasehold interest of Toledo Edison.

                                                                                                             Centerior-Owned
                                                                                               Net           Portion of Net
                                                                                          Demonstrated        Demonstrated
Generating Unit                               Location       Unit Type                     Capability          Capability
---------------                               --------       ---------                     ----------          ----------
                                                                                              (MW)                (MW)
OIL & NATURAL GAS
Bay Shore CT                                    Ohio         Combustion Turbine                  17               17(9)/
Richland Unit 1                                 Ohio         Combustion Turbine                  14               14(9)/
Richland Unit 2                                 Ohio         Combustion Turbine                  14               14(9)/
Richland Unit 3                                 Ohio         Combustion Turbine                  14               14(9)/
Stryker                                                      Combustion Turbine                  18               18(9)/
-------

NUCLEAR
Beaver Valley Unit 2                        Pennsylvania     Steam Turbine                      820              163(12)/
Davis Besse Unit 1                              Ohio         Steam Turbine                      883              429(13)/
Perry Unit 1                                    Ohio         Steam Turbine                    1,194              238(14)/
                                                                                              -----              ---

Toledo Edison Total                                                                           5,185            1,832
-------------------                                                                           -----            -----
Centerior Energy Total                                                                       13,071            5,768
----------------------                                                                       ======            =====



         SYSTEM REQUIREMENTS
         -------------------

         Cleveland Electric has 3,936 MWs of generating facilities in service, 358 circuit miles of 345 kV transmission lines and 903 circuit miles of 138 kV transmission lines. Toledo Edison has 1,832 MWs of generating capacity in service and has 154 circuit miles of 345 kV transmission lines and 508 miles of 138 kV lines. Cleveland Electric and Toledo Edison own, individually or together with one or more of the other CAPCO companies as tenants in common, 278 substations with a total installed transformer capacity of 25,020,000 kV-amperes, of which 55 are transmission substations, including 11 located at generating plants.

         Cleveland Electric and Toledo Edison together had a net 60-minute peak load of their service areas for 1995 of 5,779,000 kW, which occurred on August
15. The net seasonal capability at the time of the 1995 peak load was 5,924,000 kW. The 60-minute peak load of Cleveland Electric's service area for 1995 was 4,049,000 kW and occurred on August 15. The capacity resources available at the time of the 1995 peak were 4,273,000 kW. The net 60-minute peak load of Toledo Edison's service area for 1995 was 1,738,000 kW and occurred on August 15.
The capacity resources available at the time of the 1995 peak were 1,651,000 kW.

         FUEL SOURCES
         ------------

         During the 12 months ended September 30, 1996, Centerior's sources of generation consisted of 63.2% fossil, 31.0% nuclear and 5.8% pumped-storage. Generation by type of fuel for 1995 was 61% coal-fired and 39% nuclear for Cleveland Electric; 40% coal-fired and 60% nuclear for Toledo Edison; and 54% coal-fired and 46% nuclear for Centerior.

         In 1995, Cleveland Electric burned 5,237,000 tons of coal and Toledo Edison burned 1,840,000 tons of coal for electric generation. In 1995, about 50% of Cleveland Electric's coal requirements were purchased under

--------

12. Represents Toledo Edison ownership of 19.91%.

13. Represents 48.58% leasehold interest of Toledo Edison.

14. Represents Toledo Edison ownership of 19.91%.

long-term contracts, with the longest remaining term being almost eight years. In most cases, these contracts provide for adjusting the price of the coal on the basis of changes in coal quality and mining costs. Additionally, about 25% of Cleveland Electric's coal requirements were purchased under short-term contracts (nine to twelve month terms) with price adjustments on the basis of coal quality. The balance of Cleveland Electric's coal was purchased on the spot market. In 1995, about 66% of Toledo Edison's coal requirements were purchased under long-term contracts, with the longest remaining term being almost five years. In most cases, these contracts provide for adjusting the price of the coal on the basis of changes in coal quality and mining costs. The balance of Toledo Edison's coal was purchased on the spot market.

         The CAPCO Companies have a contract with the United States Enrichment Corporation ("USEC") which, through 1996, supplied all of the needed enrichment services for their nuclear units' fuel supply. After 1996, the amount of enrichment services under the USEC contract varies by CAPCO Company, with Cleveland Electric's and Toledo Edison's enrichment services reduced to 70% in 1996-1999 and reduced to 0% in 2000 and beyond. The additional required enrichment services are available. Substantial additional fuel will have to be obtained in the future over the remaining useful lives of the units. There is a plentiful supply of uranium oxide raw material to meet the industry's nuclear fuel needs.

         Cleveland Electric and Toledo Edison each have adequate supplies of fuel oil for their oil-fired electric generating units which are used primarily as reserve and peaking capacity.

         The combined fuel costs (excluding disposal costs) of Cleveland Electric and Toledo Edison for each of the five years ended December 31, 1995, were as follows:

                               1995              1994             1993              1992             1991
                               ----              ----             ----              ----             ----
Cost of fuel consumed
 per million BTUs:

  Coal                        $1.53             $1.46            $1.42             $2.00            $1.77

  Nuclear                     $0.95             $0.95            $0.99             $1.03            $1.04

  Other                       $3.85             $4.24            $4.28             $3.94            $3.63

Average fuel cost per
 kilowatt-hour
 generated (cents)             1.38              1.43             1.43              1.53             1.54


                  c.  CURRENT ELECTRIC COORDINATION
                      -----------------------------

         Ohio Edison and Penn Power are extensively interconnected, with 12 points of interconnection at voltage levels ranging from 23 kV to 345 kV. Cleveland Electric and Toledo Edison are not currently interconnected, because they are separated by Ohio Edison's facilities. However, Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open. Thus, FirstEnergy's combined and integrated system will operate as a single control area, with existing interconnections providing adequate capacity for OES, Cleveland Electric and Toledo Edison to be thoroughly integrated.

         OES, Cleveland Electric and Toledo Edison are also each directly connected to several other neighboring utilities. Ohio Edison has one 345 kV interconnection with Allegheny Power System, Inc. ("Allegheny Power"), seven 345 kV interconnections with American Electric Power Company, Inc. ("AEP") and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections: one with Allegheny Power, eight with AEP and three with Dayton Power and Light Company ("Dayton"). OES also has the following 69 kV interconnections: one with Dayton, one with AEP, one with Allegheny Power and one with Duquesne. Ohio Edison also has one 23 kV interconnection with AEP. The 69 kV interconnections with Dayton and AEP, and the

23 kV interconnection with AEP, normally are operated open. One of the 138 kV interconnections with AEP is also normally operated open.

         Cleveland Electric has one 345 kV interconnection with GPU, Inc. ("GPU") and one 345 kV interconnection with AEP. Cleveland Electric also has interconnections with Cleveland Public Power and Painesville Electric Division.

         Toledo Edison has three 345 kV interconnections with the Michigan Electric Coordinating System (Detroit Edison Company and Consumers Power Company). Thirteen municipal distribution entities are also connected to Toledo Edison's system. These entities are members of and are served by AMP-Ohio and are sometimes referred to as the Northwest AMP-Ohio Service Group (NWASG).

         The OVEC plants are connected by a 345 kV transmission network and are interconnected with the major transmission systems of the Sponsor Companies, although OVEC's transmission facilities do not interconnect directly with the OES or Toledo Edison systems.

         Ohio Edison and Centerior already own many of their generating assets in common, because Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are currently members, along with Duquesne, of CAPCO. Pursuant to the CAPCO agreements, OES, Cleveland Electric and Toledo Electric share ownership interests in Perry Unit 1, Beaver Valley Unit 2, and Mansfield Units 2 and 3. OES and Cleveland Electric also share ownership interests in Mansfield Unit 1.

                  d.  UTILITY REGULATION
                      ------------------

         Ohio Edison, Cleveland Electric and Toledo Edison are subject to broad regulation as to rates and other matters by the Public Utilities Commission of Ohio (the "PUCO"). Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO if not acceptable to the utility. Penn Power is subject to broad regulation as to rates and other matters by the Pennsylvania Public Utilities Commission (the "PPUC").

         Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power are also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act with respect to wholesale electric rates and other matters. Construction and operation of nuclear generating units are subject to the regulatory jurisdiction of the Nuclear Regulatory Commission ("NRC"), including the issuance by it of construction permits and operating licenses. OES and Centerior are subject to regulation by the NRC in connection with their nuclear generating units.

         3.  NON-UTILITY INTERESTS
             ---------------------

         Upon consummation of the Merger, the consolidated assets of FirstEnergy will include various interests in non-utility businesses. Each such interest is currently owned or held, directly or indirectly, by Ohio Edison or Centerior.

         Ohio Edison has eight wholly-owned subsidiaries: Penn Power, OES Capital, Incorporated; OES Fuel, Incorporated; OES Finance, Incorporated; OES Financing Trust; Ohio Edison Financing Trust II; OES Nuclear, Incorporated; and OES Ventures, Incorporated ("Ventures"). These subsidiaries manage and finance nuclear fuel, finance certain electric accounts receivable and provide structures for investment in energy related projects. Ventures finances and manages businesses opportunities not directly related to the provision of electric service. Ventures is part owner of three limited liability companies:
Eastroc LLC; Eastroc Technologies LLC; and Warrenton River Terminal, Ltd. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material impact on the consolidated financial statements of Ohio Edison.

         Centerior has six wholly-owned subsidiaries: Cleveland Electric; Toledo Edison; Centerior Service Company, which provides management, financial, administrative, engineering and legal services to Cleveland Electric and Toledo Edison at cost; Centerior Properties Company, CCO Company and Market Responsive

Energy, Inc. The last three subsidiaries, individually or in the aggregate, do not have a material impact on the consolidated financial statements of Centerior.

         The pro forma consolidated assets of FirstEnergy at September 30, 1996 (unaudited) were $18,154,000,000; at that date the aggregate of the consolidated interests (pro forma) of FirstEnergy in non-utility businesses or assets (excluding businesses that are functionally related to its utility businesses, i.e., reasonably incidental or economically necessary or appropriate to the public utility operations of OES or Centerior) constituted less than 1% of the aggregate pro forma consolidated assets of FirstEnergy.

B.  DESCRIPTION OF THE PROPOSED MERGER
    ----------------------------------

         Ohio Edison, Centerior, FirstEnergy, Ohio Edison Acquisition Corp. and Centerior Acquisition Corp. have entered or will enter into the Merger Agreements. Pursuant to the Merger Agreements, the holders of Ohio Edison Common Stock and Centerior Common Stock will become the holders of FirstEnergy Common Stock, which will, upon consummation of the Merger, be the only outstanding equity securities of FirstEnergy.

         As more fully described in the Merger Agreements, Centerior Acquisition Corp. will merge with and into Centerior, with Centerior as the surviving corporation, and Ohio Edison Acquisition Corp. will merge with and into Ohio Edison, with Ohio Edison as the surviving corporation. Centerior will then be merged into FirstEnergy, with FirstEnergy as the surviving corporation. Each share of Ohio Edison Common Stock will be converted into 1 share of FirstEnergy Common Stock; and each share of Centerior Common Stock will be converted into
0.525 shares of FirstEnergy Common Stock. No fractional shares will be issued. Instead, each Centerior stockholder who would otherwise receive a fractional share of FirstEnergy Common Stock will receive cash in payment for that fractional share based on the market value of FirstEnergy Common Stock on its first day of trading on the New York Stock Exchange ("NYSE").

         The Merger Agreement also provides, among other things, that after the Merger the holders of shares of Centerior Common Stock and Ohio Edison Common Stock will cease to have any rights as stockholders of Centerior and Ohio Edison, respectively, except that holders of shares who have perfected their dissenters' rights in accordance with Ohio law will have the right to be paid the fair cash value of such shares held on the applicable record date under Ohio law. After the Articles of Merger are filed with the Secretary of State of Ohio, certificates representing shares of Centerior Common Stock and Ohio Edison Common Stock will be exchangeable for certificates representing shares of FirstEnergy Common Stock.

         Approval of the Merger by the affirmative vote of the holders of at least a majority of the Common Stock of Centerior and by the affirmative vote of the holders of at least two-thirds of the Common Stock of Ohio Edison is a condition to consummation of the Merger. The Merger Agreement will be voted on by Centerior and Ohio Edison stockholders at meetings to be held in March 1997. Proxies for such meetings will be solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "1934 Act").

         FirstEnergy will apply for the listing of FirstEnergy Common Stock on the NYSE. Approval of the listing on the NYSE of the shares of FirstEnergy Common Stock, issuable in the Merger, upon official notice of issuance, is a condition precedent to the consummation of the Merger. Upon consummation of the Merger, Ohio Edison Common Stock and Centerior Common Stock will be delisted from each exchange on which they are listed. Following the Merger, FirstEnergy will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act.

         FirstEnergy proposes to account for the Merger on the "purchase accounting" method under generally accepted accounting principles. Arthur Andersen LLP, the independent public accountants for both Ohio Edison and Centerior, have been selected as the independent public accountants for FirstEnergy and have concurred in such accounting treatment for the Merger. Under the purchase method of accounting, the common equity of the merged enterprise will be equal to the book common equity of the purchaser (Ohio Edison) at the time of combination plus the purchase price of the acquired company (Centerior). The purchase price will be the fair market value of FirstEnergy Common Stock allocated to Centerior Common Stockholders on the date of consummation.

C.  NEGOTIATIONS LEADING TO THE PROPOSED MERGER
    -------------------------------------------

         Ohio Edison and Centerior (and its predecessors) have had a lengthy relationship characterized by joint activity and cooperation. Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison, together with Duquesne, have been members of CAPCO since 1967. Since the formation of CAPCO, there have been various proposals and discussions for closer forms of association and combination among and between the CAPCO Companies. Those discussions led, for example, in 1986, to the affiliation of Cleveland Electric and Toledo Edison as wholly owned subsidiaries of Centerior.

         The discussions that led to the execution of the Merger Agreement commenced in the late spring of 1996, when Willard R. Holland, Chairman of the Board and Chief Executive Officer of Ohio Edison, and Robert J. Farling, Chairman, President and Chief Executive Officer of Centerior, began to discuss the potential strategic benefits of a combination of the companies. On April 11, 1996, the PUCO had issued its order with respect to a rate application by Cleveland Electric and Toledo Edison, in which it had recommended that the two companies undertake various financial and accounting actions related to their nuclear properties. Centerior had begun to consider its responses to that order, and to identify its various strategic alternatives and options. On May 6, Messrs. Holland and Farling agreed to establish small working teams to evaluate the potential for a combination and to consider possible synergies. It was agreed that discussions about possible exchange ratios would be deferred until the parties had exchanged sufficient information to enable each to evaluate the financial and operational effects of a possible combination. In addition, the companies jointly retained McKinsey on May 20 to assist management in a preliminary evaluation of the possible synergies resulting from a combination.

         Morgan Stanley & Co. Incorporated ("Morgan Stanley") has regularly provided financial advisory services to both Ohio Edison and Centerior over the past several years, and thus has substantial knowledge of both companies and the electric utility industry generally. Because of this experience and knowledge, the managements and Boards of each of the two companies determined that it would be beneficial to retain Morgan Stanley to assist in the structuring of a possible business combination. Each Board engaged Morgan Stanley on June 18 to assist management's financial and related analyses in connection with the structuring of a possible combination on the understanding Morgan Stanley would establish and maintain separate working teams for each company.

         At its May 28 meeting, the Centerior Board of Directors appointed an ad hoc committee consisting of Messrs. Farling, Mosier, Savage, Miller and Williams of the Centerior Board and Paul B. Campbell of Squire, Sanders & Dempsey L.L.P. to evaluate Centerior's strategic alternatives in light of the April 11 PUCO order and the preliminary discussion with Ohio Edison and report its recommendations to the Centerior Board. On June 1, Ohio Edison and Centerior entered into a confidentiality agreement, including stand still provisions, to facilitate the exchange of confidential information so that each could appropriately evaluate the potential advantages and disadvantages of a combination. Also in June, Centerior retained Barr Devlin & Co. Incorporated ("Barr Devlin") as a financial advisor and to provide a fairness opinion to the Centerior Board should one be needed. Over the course of June and July, the companies exchanged financial and operational information, evaluated that information, met with financial advisors, accountants and lawyers on the benefits and consequences of a combination and met to discuss a proposed form of agreement for a possible combination. The status of the discussion was reviewed with the Board of each company, and in Centerior's case, by the ad hoc committee, at the meetings of those Boards in June and July. On June 25, the Centerior Board adopted a Shareholder Rights Plan after considering prevailing conditions in the electric industry, the trading level of its common stock as compared to historical levels, and the possibility that Centerior might become a more visible potential target of acquisition as a result of the discussions with Ohio Edison, were those discussions to become public.

         In early August, Centerior retained Deloitte & Touche to assist its management in identifying and quantifying the potential synergies. On August 23, the Ohio Edison Board held a special meeting to discuss the combination. Following that meeting, Mr. Holland indicated to Mr. Farling that Ohio Edison would be prepared to proceed with the combination based on an exchange ratio in the range of .5 to 1. In response, Mr. Farling suggested that each company's advisors meet to explore exchange ratio parameters. On August 30, 1996, Ohio Edison retained McDonald & Company Securities Inc. ("McDonald") to act as Ohio Edison's financial advisor and to provide a fairness opinion, if required.

         Throughout early September, lawyers for and representatives of the companies began meeting to draft a merger agreement. In the first two weeks of September, Barr Devlin and both companies' Morgan Stanley Teams met to discuss ranges of possible exchange ratios, without reaching agreement. Over the course of September 12 and 13, Messrs. Holland, Farling, Anthony J. Alexander, Executive Vice President and General Counsel of Ohio Edison, Terrence G. Linnert, Senior Vice President, Chief Financial Officer and General Counsel of Centerior and H. Peter Burg, President and Chief Operating Officer of Ohio Edison, discussed and agreed to present to their Boards of Directors a transaction involving an exchange ratio of .525 to 1. They also agreed to present to their respective Boards proposals on the method of Board selection and termination fees in connection with the Merger Agreement.

         On September 13, the Ohio Edison and Centerior Boards each met, determined that the proposed transaction was in the best interests of their respective stockholders and approved the proposed transaction and the Merger Agreement. At these meetings, McDonald and Barr Devlin delivered their fairness opinions to the Ohio Edison Board and the Centerior Board, respectively. After these meetings, the Merger Agreement was executed by both companies. Public announcement of the transaction was made on September 16, 1996.

D.  REASONS FOR AND ANTICIPATED EFFECT OF MERGER
    --------------------------------------------

         The Board of Directors and management of FirstEnergy believes that the Merger will create a company that is better positioned to compete in the electric utility industry than either Ohio Edison or Centerior on a stand-alone basis, enhancing long-term stockholder value and providing customers with reliable service at more stable and competitive prices. FirstEnergy expects to achieve such results through:

         (a) improved coordination, control and operation of major generating plants and transmission facilities;

         (b)      accelerated debt reduction;

         (c)      elimination of duplicative activities;

         (d)      reduced operating expenses and cost of capital;

         (e)      elimination or deferral of certain capital expenditures;

         (f) development of opportunities for sales of energy-related products and services;

         (g)      enhanced cash flow; and

         (h)      enhanced purchasing capabilities for goods and services.

         The combination of Ohio Edison and Centerior is a natural alliance of two companies with adjoining service areas that already share ownership in many of their major generating assets and which will realize opportunities to eliminate duplicative costs, maximize efficiencies and increase management flexibility in order to enhance revenues, cash flow and earnings and be a more effective competitor in the increasingly competitive electric utility industry.

         FirstEnergy believes the Merger will provide the following benefits:

         1.  SAVINGS
             -------

         The combination of the businesses of Ohio Edison and Centerior will result in substantial savings, estimated at approximately $1 billion, net of costs to achieve (estimated to be approximately $130 million), over ten years. The regulatory plan filed with the PUCO provides for a portion of these savings to be allocated to ratepayers in the form of lower rates for retail customers of Cleveland Electric and Toledo Edison and by the reduction of the carrying cost of existing assets. The savings, which Ohio Edison and Centerior do not believe could be achieved without the Merger, are in addition to the estimated effects of cost reduction programs currently underway at Ohio Edison and Centerior and result primarily from the reduction of duplicative function and positions, reductions in duplicative corporate and administrative expenses, joint dispatch of generating facilities and procurement efficiencies. Reductions in labor are expected to comprise slightly over half the estimated savings, based on a reduction of approximately 900 positions in the FirstEnergy organization. These reductions are expected to be phased in over a five-year period. Such reductions are expected to be attained through attrition, controlled hiring and voluntary and involuntary severance programs. Reductions in duplicative corporate and administrative expenses, such as insurance, facilities, professional services and advertising, should comprise about a quarter of estimated savings. Cost savings from the joint dispatch of generating facilities and procurement efficiencies comprise the balance of the estimated savings.

         In addition, both companies' ongoing cost reduction and efficiency improvement programs will be available for implementation throughout the new organization. Through such programs, as well as reductions in new capital requirements and lower overheads resulting from combining operations, FirstEnergy expects to reduce system-wide debt by at least $2.5 billion through the year 2000, yielding additional long-term financial savings in the form of lower interest expense.

         2.  LARGER STAKE IN MAJOR GENERATING PLANTS
             ---------------------------------------

         FirstEnergy will have complete or majority ownership and operational control over the 2,360 MW Bruce Mansfield Plant (coal); the 600 MW Sammis Unit 7
(coal); the 600 MW Eastlake Unit 5 (coal); the 883 MW Davis-Besse Unit 1 (nuclear); and the 1,194 MW Perry Unit 1 (nuclear). FirstEnergy will also have majority ownership of the 1,630 MW Beaver Valley Plant (nuclear). With the combined ownership shares of Ohio Edison and Centerior, FirstEnergy will be better able to maximize the operating efficiency of the units, helping to reduce the financial risks related to operations in a more competitive electric industry.

         3.  RATE REDUCTION
             --------------

         Ohio Edison and Centerior have filed a plan that would extend to Cleveland Electric and Toledo Edison customers a rate reduction program to become effective upon consummation of the Merger. It calls for: (i) a base rate freeze through 2005 followed by an immediate $310 million base rate reduction;
(ii) interim residential rate reductions of $3 per month beginning six months after the Merger, increasing to $4 per month on July 1, 2000, and to $5 per month from July 1, 2001 through the year 2005; (iii) interim rate reductions for certain commercial customers; (iv) a $75 million economic development loan/lease program; (v) a $30 million energy efficiency program for residential customers;
(vi) a $2 billion aggregate reduction in assets through 2005, resulting from amounts that will have been revalued, amortized and/or depreciated on an accelerated basis; and (vii) earnings caps that would enable customers to share in any additional benefits from the Merger, limiting returns on common equity, for regulatory purposes, of Cleveland Electric and Toledo Edison to 11.5% for calendar years from inception of the Regulatory Plan through 1999, 12.0% in 2000 and 2001 and 12.59% from 2002 through 2005. The Ohio Consumers' Counsel and the City of Toledo filed a stipulated agreement supporting the regulatory plan. The plan requires the approval of the PUCO, which approval is a condition to the consummation of the Merger.

         These benefits are described in more detail in the discussion of the economies and efficiencies resulting from the transaction in Item 3.B.2.a.

E.  ADDITIONAL INFORMATION
    ----------------------

         The directors and executive officers of Ohio Edison and Centerior hold less than 1% of the outstanding shares of Ohio Edison Common Stock and Centerior Common Stock, respectively. Information pertaining to the interests in the Merger of the Boards of Directors and certain executives of Ohio Edison and Centerior will be set forth in the Registration Statement on Form S-4 to be filed with the Commission by FirstEnergy. No associate company or affiliate of Centerior or Ohio Edison or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein or therein.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities under the Securities Act of 1933, and other related matters, are estimated as follows:



Commission filing fee for the
Registration Statement on Form S-4..................................................................         *

Accountants' fees
     Arthur Andersen, LLP...........................................................................         *

Legal fees and expenses relating to the Act.........................................................         *

Other legal fees and expenses.......................................................................         *

Stockholder communication and proxy solicitation....................................................         *

NYSE listing fee....................................................................................         *

Exchanging, printing and engraving of
stock certificates..................................................................................         *

Investment bankers' fees and expenses
     McDonald.......................................................................................         *
     Barr Devlin....................................................................................         *
     Morgan Stanley.................................................................................         *

Consulting fees related to human
     resource issues, public relations,
     regulatory support, and other
     matters relating to the Merger.................................................................         *

Expenses related to integrating
     the operations of the merged company
     and miscellaneous..............................................................................         *

TOTAL
                                                                                                          --------

* To be filed by amendment.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------


         Ohio Edison, Penn Power, Cleveland Electric, Toledo Edison, OVEC and IKEC are "electric utility companies" as defined in Section 2(a)(3) of the Act. Thus, these companies are "public-utility companies" as defined in Section 2(a)(5) of the Act. Because FirstEnergy will, as a result of the Merger, be directly or indirectly acquiring five per centum or more of the outstanding voting securities of each of six public-utility companies, the transaction is subject to Section 9(a)(2) of the Act and thus cannot proceed without Commission approval pursuant to Section 10 of the Act. The statutory standards that the Commission must consider in deciding whether to approve the proposed transaction are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

         To the extent that other sections of the 1935 Act or the Commission's rules thereunder are deemed applicable to the Merger, such sections and rules should be considered to be set forth in this Item 3.

         FirstEnergy believes that the operations of OVEC and IKEC devoted to satisfying the DOE requirements represent a special and virtually riskless power supply service to a single instrumentality of the United States government filling a vital defense need, and is materially different from the utility operations of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison. FirstEnergy believes it is within the intent of the 1935 act to take this qualitative difference into account, and that activities attributable to meeting DOE's requirements under existing arrangements should not affect the Commission's approval of the Merger. CF. UNION ELECTRIC COMPANY, 40 SEC 1072, 1076 (1962).

A.  SECTION 10(b)
    -------------

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

         The Merger and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support the applicants' analysis. The Commission's approval of the Merger would be consistent with previous Commission rulings (SEE, E.G., CINERGY CORP., Holding Co. Act Release No. 26146 (Oct. 21,
1994), and would also be consistent with the Division's overall recommendation in the 1995 Report that the Commission "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors," since, as demonstrated below, the Merger will benefit both consumers and stockholders of FirstEnergy, and the other federal and state regulatory authorities with jurisdiction over the Merger will have approved it as in the public interest.

         1.  SECTION 10(b)(1)
             ----------------

                  a.  INTERLOCKING RELATIONS
                      ----------------------

         The Merger will not tend towards "interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Although the Merger will result, as in any transaction subject to Section 9(a)(2), in certain interlocking relations and concentration of control, they are not of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. Following the Merger, there will exist among FirstEnergy and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. SEE CIPSCO, INC., Holding Co. Act. Release No. 25152, 47 S.E.C. Docket 174, 178
(1990). The Merger Agreement provides that from the time of consummation of the Merger, Mr. Holland shall serve as Chairman of the Board, President and Chief Executive Officer and Mr. Farling shall serve as Vice Chairman. The initial members of the FirstEnergy Board of Directors will be designated by Ohio Edison's Board of Directors. All other officers of FirstEnergy and directors and officers of FirstEnergy's subsidiaries will be designated by the FirstEnergy Board of Directors.

                  b.  CONCENTRATION OF CONTROL
                      ------------------------

         It is well settled that the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. VERMONT YANKEE NUCLEAR POWER CORPORATION, 43 S.E.C. 693, 700 (1968), REV'D ON OTHER GROUNDS, 413 F.2d 1052 (D.C. Cir. 1969).
Viewed from this perspective, the Merger in no way contradicts the requirements of Section 10(b)(1).

         Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. AMERICAN ELECTRIC POWER CO., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE, 43 S.E.C. at 700. As discussed below, the Merger will not create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. AMERICAN ELECTRIC POWER CO., 46 S.E.C. 1299, 1307 (1978).

         SIZE: The FirstEnergy system will serve approximately 2,000,000 retail electric customers in northern and central Ohio and approximately 140,000 retail electric customers in western Pennsylvania. The service areas of the companies are contiguous, with over 100 linear miles of common borders. Ohio Edison provides service in eight of the nine Ohio counties in Cleveland Electric's service area. Ohio Edison provides service in three of the ten Ohio counties in Toledo Edison's service area. Because Ohio Edison's service area lies, in part, between the service areas of Cleveland Electric and Toledo Edison, the combination of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison will allow full integration of Toledo Edison and Cleveland Electric and operation of a service area of approximately 13,200 square miles as a fully-integrated single system.

         As of and for the year ended December 31, 1995: (1) combined assets of Ohio Edison and Centerior would have totaled approximately $18.112 billion; (2) combined annual operating revenues would have totaled approximately $4.979 billion; and (3) combined annual electric sales would have totaled approximately 64 billion kWhs. Based upon kWh sales, the First Energy system will be the 11th largest investor-owned electric system. Because ten investor-owned electric systems are now larger than FirstEnergy will be after the Merger, based upon kWh sales, it is apparent that FirstEnergy will not be larger than is necessary to realize the available economies of scale of current electrical generation and transmission technology. SEE Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 SEC Docket (CCH) 769, 771-772 (April 29, 1986). Also, by comparison, the Commission has approved acquisitions involving larger operating utilities. SEE, E.G., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $21 billion).

         Further, Section 10(b)(1) must be construed in light of the policy stated in Section 1(b)(4) of the 1935 Act, where Congress, in its statement of abuses and conditions which adversely affect the public interest, condemned "the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are already joint owners of several major generating facilities, including Mansfield Units 1, 2 and 3, Beaver Valley Unit 2 and Perry Unit 1, and have extensive transmission interconnections. The generating units in which the companies share ownership represent approximately $6 billion of the total combined assets of

FirstEnergy. Operating these facilities as part of a single integrated system will allow FirstEnergy to realize available economies of scale that cannot be fully realized without the combination.

         In Ohio, Pennsylvania and surrounding states, several public utilities are similar in size to or larger than FirstEnergy's utility operations will be following the Merger. For example, AEP, Commonwealth Edison Co. ("Commonwealth Edison"), Duke Power Co. ("Duke"), and Dominion Resources, Inc. ("VEPCO") have significantly more generating capability than FirstEnergy will have following the Merger, and APS, CINergy Corporation, Michigan Electric, GPU, PP&L Resources, Inc. ("PP&L"), Public Service Electric & Gas Co. ("PSE&G"), Niagara Mohawk Power Corporation ("NIMO") and Carolina Power & Light Company ("CP&L") have similar generating capabilities. Also, many of the holding companies, electric utilities and combination companies listed below are similar in size to or larger than FirstEnergy will be following the Merger in terms of total assets, operating revenues, customers and/or sales of electricity. Statistical data, as of December 31, 1995, for Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison and for other investor-owned utilities in Ohio, Pennsylvania and surrounding states are set forth below. Please note that while FirstEnergy believes the figures in the table below are accurate and comparable one to another, an individual figure may differ somewhat from figures filed elsewhere in other contexts that may have been calculated in a different manner.


                                           Total            Operating           Electric          Sales in
           System Total                    Assets            Revenues          Customers             KWH            Generation
           ------------                    ------            --------          ---------             ---            ----------
                                        ($ Millions)       ($ Millions)                          (Millions)            (MW)
   Ohio Edison                              7,899              2,179              953,000            29,540            5,465.0
   Penn Power                               1,146                315              143,000             4,777              919.7
   Cleveland Electric                       7,152              1,769              749,000            21,247            4,633.8
   Toledo Edison                            3,474                874              291,000            11,149            1,942.6
   Consolidating Adjustment                  (220)              (172)                  --            (3,574)                --
                                          -------           --------            ---------          --------           --------
   FirstEnergy                             19,451              4,965            2,136,000            63,139           12,961.1
                                         ========          =========            =========         =========           ========

COMPANIES OPERATING
IN OHIO AND ADJACENT
STATES
   AEP                                     15,902              5,670            2,912,183           120,653           24,725.8
   CINergy Corporation                      8,220              3,031            1,355,643            51,842           11,937.1
   Dayton                                   3,323              1,255              475,563            16,814            3,377.9

COMPANIES OPERATING IN
PENNSYLVANIA AND ADJACENT
STATES
   Allegheny Power                          6,447              2,648            1,376,300            54,244            8,324.9
   DQE, Inc.                                4,459                988              580,600            15,403            3,205.8
   PP&L                                     9,492              2,752            1,226,089            42,705            8,845.1
   GPU                                      9,870              3,805            1,976,000            45,753            7,142.0
   PECO Energy Co.                         14,961              4,186            1,467,385            48,531            8,409.6

                                           Total            Operating           Electric          Sales in
           System Total                    Assets            Revenues          Customers             KWH            Generation
           ------------                    ------            --------          ---------             ---            ----------
                                        ($ Millions)       ($ Millions)                          (Millions)            (MW)
OTHER COMPANIES
   Consumer Power Company                   8,143              3,890            1,570,000            35,506            6,544.7
   Detroit Edison Company                  11,131              3,636            2,001,510            48,942           11,831.1
   PSE&G                                   17,200              6,164            1,897,019            40,283           10,328.3
   Commonwealth Edison                     23,247              6,910            3,381,833            91,353           24,395.7
   NIMO                                     9,478              3,917            1,561,657            37,684            4,659.5
   Consolidated Edison Co. of
     New York Inc.                         13,950              6,537            2,994,447            51,306            9,576.0
   Long Island Lighting Co.                12,484              3,075            1,025,107            16,572            4,416.7
   CP&L                                     8,227              3,007            1,086,757            49,890            9,795.3
   Duke                                    13,359              4,677            1,789,779            76,737           16,579.7
   VEPCO                                   13,903              4,652            1,993,000            68,953           13,768.9
   NIPSCO Industries Inc.                   4,000              1,722              403,943            16,924            4,097.7

         Also, pursuant to retail rate plans that are in effect for Ohio Edison and Penn Power, and proposed to be effective for Cleveland Electric and Toledo Edison following the Merger, the combined FirstEnergy companies have committed to (i) revalue and/or accelerate in depreciation and/or amortization of approximately $4.3 billion in high cost nuclear and regulatory assets by December 31, 2005, which will have the effect of significantly reducing the total assets of the combined companies, and (ii) reduce annual base electric rates by $610 million below current levels effective January 1, 2006. Also, over the respective time periods of the rate plans, the companies will reduce electric charges to customers by approximately $1 billion. Accordingly, as these plans are fully implemented following the Merger, the relative size of FirstEnergy as compared to these other companies will diminish.

         Comparison of these data demonstrates that the integrated public utility operations of FirstEnergy will not tend toward the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         EFFICIENCIES AND ECONOMIES: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. AMERICAN ELECTRIC POWER Co., 46 S.E.C. at 1309. More recent pronouncements of the Commission confirm that size alone is not determinative. Thus, in CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." SEE ALSO ENTERGY CORP., Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division recommended in the 1995 Report that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether the Merger creates an entity subject to effective regulation and is beneficial for stockholders and customers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-4.

         By virtue of the Merger, FirstEnergy will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in AMERICAN ELECTRIC POWER CO., 46 S.E.C. at 1309. Among other things, the Merger is expected to yield significant production cost savings from integrated economic dispatch; savings through greater purchasing power; labor cost savings; and savings through consolidation of corporate and administrative programs. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.2 below and are projected to result in net savings of approximately $1 billion over the first ten years alone.

         COMPETITIVE EFFECTS: As the Commission noted in NORTHEAST UTILITIES, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (December 21, 1990), SUPPLEMENTED Holding Co. Act Release No. 25273 (March 15, 1991),

AFF'D CITY OF HOLYOKE GAS & ELEC. DEPT. V. S.E.C., 792 F.2d 358 (D.C. Cir.
1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated until the applicable waiting periods have expired or been terminated. A filing will be made by FirstEnergy, Ohio Edison and Centerior with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the HSR Act, describing the effects of the Merger on competition in the relevant market.

         In addition, the competitive impact of the Merger will be fully considered by the FERC before it approves the Merger. A detailed explanation of the reasons why the transaction will not threaten competition in relevant geographic and product markets is set forth in the market study and supporting testimony included in the Joint Application of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison filed with the FERC on November 8, 1996. The Commission may appropriately rely upon the FERC with respect to such matters. ENTERGY CORPORATION, SUPRA, citing CITY OF HOLYOKE GAS & ELECTRIC DEPT.
V. Sec., 972 F.2d at 363-64, quoting WISCONSIN ENVIRONMENTAL DECADE, INC. V. S.E.C., 882 F.2d 523, 527 (D.C. Cir. 1989).

         The Merger will result in a holding-company system whose management will remain based in Ohio. Among the purposes of the Merger are (1) to foster the economic management and operations of that system by obtaining Merger-dependent cost savings and (2) to further the integration and coordination of those operations.

         Following the Merger, FirstEnergy, Ohio Edison, Cleveland Electric and Toledo Edison will be subject to the oversight of the PUCO and Penn Power will be subject to the oversight of the PPUC. The Merger will have no effect on the regulation of OVEC and IKEC. The public utility operations of Ohio Edison, Cleveland Electric and Toledo Edison will continue to be substantially confined to the State of Ohio, and the public utility operations of Penn Power will continue to be substantially confined to the Commonwealth of Pennsylvania. In considering the Merger pursuant to Section 10(b)(1) of the Act in light of
Section 1(b)(4) thereof, there is no basis for concluding that the Merger will involve the growth or extension of a holding company that bears no relation to economies of management and operation or the integration and coordination of related operating properties.

         2.  SECTION 10(b)(2) -- FAIRNESS OF CONSIDERATION AND FEES
             ------------------------------------------------------

                  a.  FAIRNESS OF CONSIDERATION
                      -------------------------

         Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. As noted earlier, when the Merger is consummated, each share of Ohio Edison Common Stock will be converted into 1 share of FirstEnergy Common Stock and each share of Centerior Common Stock will be converted into 0.525 shares of FirstEnergy Common Stock.

         These ratios were reached through a process of vigorous arm's-length negotiations, accommodation, and compromise. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See Item 1.C. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

         Finally, nationally-recognized investment bankers for each of Ohio Edison and Centerior have reviewed extensive information concerning the companies and analyzed the exchange ratios employing a variety of valuation methodologies, and have opined that the exchange ratios are fair, from a financial point of view, to the respective holders of Ohio Edison Common Stock and Centerior Common Stock. The investment bankers' opinions are attached hereto as Exhibits H-1 and H-2. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. THE SOUTHERN COMPANY; SV VENTURES, INC., Holding Co. Act Release 24579 (February 12, 1988).

                  b.  REASONABLENESS OF FEES
                      ----------------------

         FirstEnergy believes that the fees and commissions incurred in connection with the Merger are reasonable and fair in light of the size and nature of the Merger and comparable transactions and thus meet the standards of
Section 10(b)(2).

         As set forth in Item 2 of this Application, Ohio Edison and Centerior together expect to incur a combined total of approximately $30 million in fees, commissions and expenses in connection with the Merger. By contrast, The Cincinnati Gas & Electric Company and PSI Resources Inc. incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy Corporation; Northeast Utilities alone incurred $46.5 million in fees, commissions and expenses in connection with its acquisition of Public Service Company of New Hampshire; and Entergy Corporation alone incurred approximately $38 million in fees, commissions and expenses in connection with its acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. SEE CINERGY, Holding Co. Act Release No. 26146 (Oct. 21, 1994); NORTHEAST UTILITIES, Holding Co. Act Release No. 25548 (June 3,
1992); ENTERGY CORP., Holding Co. Act Release No. 25952 (Dec. 17, 1993).

         With respect to financial advisory fees, Ohio Edison and Centerior believe that the fees payable to their investment bankers are fair and reasonable for similar reasons. Pursuant to the terms of an engagement letter dated September 10, 1996, Ohio Edison has agreed to pay McDonald for its services in connection with the Merger (i) $375,000 payable upon delivery of the McDonald Opinion, and (ii) $375,000 payable upon approval of the Merger by the stockholders of Ohio Edison. Ohio Edison has also agreed to reimburse McDonald for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties, including but not limited to reasonable fees and reasonable expenses of legal counsel retained by McDonald, and to indemnify McDonald and certain related persons against certain costs and liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

         Pursuant to the terms of Barr Devlin's engagement, Centerior has agreed to pay Barr Devlin for its services in connection with the Merger (i) a financial advisory retainer fee of $62,500 per quarter commencing July 1, 1996;
(ii) an initial financial advisory progress fee of $1,340,000 payable upon execution of the Merger Agreement; (iii) a second financial advisory progress fee estimated at $1,510,000 payable upon Centerior stockholder approval of the Merger Agreement and (iv) a transaction fee based on the aggregate consideration to be received by Centerior and holders of Centerior Common Stock in connection with the Merger at its consummation, ranging from 0.45% of such aggregate consideration (for a transaction with an aggregate consideration of $1 billion) to 0.41% of such aggregate consideration (for a transaction with an aggregate consideration of $2 billion). All financial advisory retainer fees payable during the term of the engagement, all financial advisory progress fees and an additional $187,500 would be credited against any transaction fee payable to Barr Devlin. Centerior has agreed to reimburse Barr Devlin for its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of Centerior, and to indemnify Barr Devlin against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

         Pursuant to the terms of an engagement letter dated June 14, 1996, Ohio Edison has agreed to pay Morgan Stanley for its services in connection with the Merger (i) a financial advisory fee estimated to be between $150,000 and $250,000, based on time expended on the Merger, (ii) a transaction fee based on the aggregate consideration to be received by Centerior and holders of Centerior Common Stock in connection with the Merger at its consummation, ranging from 0.513% of such aggregate consideration (for a transaction with an aggregate consideration of $800 million) to 0.432% of such aggregate consideration (for a transaction with an aggregate consideration of $1.3 billion). The transaction fee is payable one-third upon execution of the Merger Agreement, one-third upon Ohio Edison shareholder approval of the Merger Agreement and one-third upon consummation of the Merger. All financial advisory fees and $375,000 (paid to McDonald upon delivery of the McDonald Opinion) would be credited against any transaction fee payable to Morgan Stanley. Ohio Edison has also agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties, including but not limited to reasonable fees and reasonable expenses of legal counsel retained by Morgan Stanley.

         Pursuant to the terms of an engagement letter dated July 16, 1996, Centerior has agreed to pay Morgan Stanley for its services in connection with the Merger (i) a financial advisory fee estimated to be between $150,000 and $250,000, based on time expended on the Merger, (ii) a transaction fee based on the aggregate consideration to be received by Centerior and holders of Centerior Common Stock in connection with the Merger at its consummation, ranging from 0.513% of such aggregate consideration (for a transaction with an aggregate consideration of $800 million) to 0.395% of such aggregate consideration (for a transaction with an aggregate consideration of $2 billion). The transaction fee is payable one-third upon execution of the Merger Agreement, one-third upon Centerior shareholder approval of the Merger Agreement and one-third upon consummation of the Merger. All financial advisory fees and a mutually agreed upon amount (to offset the amount paid to Barr Devlin upon delivery of the Barr Devlin Opinion) would be credited against any transaction fee payable to Morgan Stanley. Centerior has also agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties, including but not limited to reasonable fees and reasonable expenses of legal counsel retained by Morgan Stanley, and to indemnify Morgan Stanley and certain related persons against any costs, losses, claims and damages in connection with its engagement.

         FirstEnergy believes the fees payable to Morgan Stanley, McDonald and Barr Devlin are comparable to the fees paid to investment banks in other merger and acquisition transactions comparable in terms of size and nature of services rendered. Finally, the fees paid to Morgan Stanley, McDonald and Barr Devlin reflect the competition of the marketplace. Investment banking firms actively compete with each other to act as financial advisors to merger partners. The fees charged by the investment banks in this transaction and in others reflect this competition for services.

         3.  SECTION 10(b)(3) -- CAPITAL STRUCTURE
             -------------------------------------

                  a.  COMPLICATION
                      ------------

         Section 10(b)(3) requires the Commission to determine whether the Merger will unduly complicate FirstEnergy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of FirstEnergy's system.

         The corporate capital structure of FirstEnergy after the Merger will not be unduly complicated. In the Merger, FirstEnergy will directly or indirectly acquire, by operation of law, all of the Common Stock of Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power, and thus there will be no minority Common Stock interest in any of such companies. The existing senior debt and equity securities of Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power will not be affected by the Merger. No change will be effected in the capital structure of Penn Power, which will continue to be a wholly-owned subsidiary of Ohio Edison. The Commission has previously determined that transactions similar to the Merger would not unduly complicate the applicant's corporate capital structure. CF. ENTERGY CORPORATION, Holding Co. Act Release No. 25952 (December 17, 1993); CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073 (April 29, 1986).

         Set forth below are summaries of the capital structure of Ohio Edison and Centerior as of September 30, 1996 and the pro forma consolidated capital structure of FirstEnergy (assuming the Merger had occurred at September 30, 1996):

                   FirstEnergy Consolidated Capital Structure
                               September 30, 1996
                                  (In millions)
                                  (unauditied)

                                Ohio Edison                   Centerior                Adjustments             FirstEnergy
                                -----------                   ---------                -----------             -----------
                                $             %              $           %                $                    $          %
                              -               -              -           -                -                    -          -
Common Stock                 2,486           39.4          1,965        29.5            (401)                4,050       32.3
Preferred Stock                367            5.8            637         9.6             (14)                  990        7.9
Long-term Debt               2,595           41.2          3,755        56.4              16                 6,366       50.7
Short-term Debt                856           13.6            296         4.5              --                 1,152        9.1
                             -----          -----          -----       -----            ----                ------      -----
         Total               6,304          100.0          6,653       100.0            (399)               12,558      100.0
                             =====          =====          =====       =====            ====                ======      =====


FirstEnergy's pro forma consolidated common equity to total capitalization ratio of 32.3% is higher than the common equity position approved by the Commission for Northeast Utilities (27.6%) and exceeds the "traditionally acceptable 30% level." NORTHEAST UTILITIES, Holding Co. Act Release No. 25221 (December 21,
1990).

                  b.  PROTECTED INTERESTS
                      -------------------

         As set forth more fully in Item 3.B.2.a. (Efficiencies and Economies),
Item 3.B.2.b. (Integrated Public Utility System) and elsewhere in this Application/Declaration, the Merger is expected to result in substantial otherwise unavailable cost savings and benefits to the public and to consumers and investors of FirstEnergy, Ohio Edison and Centerior, and will integrate and improve the efficiency of the OES, Cleveland Electric and Toledo Edison systems. Moreover, as noted by the Commission in ENTERGY CORPORATION, Holding Co. Act Release No. 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities markets themselves." FirstEnergy will be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 (the "1934 Act") following consummation of the Merger. The various reports filed or to be filed by Ohio Edison, Penn Power, Centerior, Cleveland Electric and Toledo Edison under the 1934 Act contain readily available information concerning the Merger. The Merger will, therefore, be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.  SECTION 10(c)
    -------------

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

         1.  SECTION 10(c)(1)
             ----------------

         Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as Section 8 applies only to REGISTERED holding companies), or detrimental to the carrying out of the provisions of
Section 11 of the 1935 Act, which also applies, by its terms, only to REGISTERED holding companies, because FirstEnergy believes that following the consummation of the Merger it will be a public-utility holding company entitled to an exemption under

Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof), including provisions relating to registration.

         Section 8 prohibits REGISTERED holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if prohibited by state law. Because none of Ohio Edison, Penn Power, Cleveland Electric or Toledo Edison is involved in the gas industry, following the Merger, FirstEnergy will not have acquired, and will not own or operate a gas utility.

         Section 11(a) of the Act requires the Commission to examine the corporate structure of REGISTERED holding companies to ensure, INTER ALIA, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. The proposed acquisition of securities meets the standards of Section 11(a) of the Act. As discussed with respect to the requirements of Section 10(b)(3) of the Act, SUPRA, FirstEnergy will issue only common stock, and will directly or indirectly acquire, by operation of law, all of the Common Stock of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison, thus leaving no minority interests outstanding. Penn Power will continue to be a wholly-owned subsidiary of Ohio Edison. FirstEnergy will indirectly own 20.5% of the OVEC Common Stock. After the Merger, no person will be a holding company with respect to FirstEnergy.

         2.  SECTION 10(c)(2)
             ----------------

         As the following discussion will demonstrate, the Merger will serve the public interest by tending towards the ECONOMICAL and EFFICIENT development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

                  a.  EFFICIENCIES AND ECONOMIES
                      --------------------------

         The direct or indirect acquisition by FirstEnergy of the Common Stock of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison will produce economies and efficiencies more than sufficient to satisfy the standards of
Section 10(c)(2) of the Act. The Merger is expected to generate over $1 billion in net savings during the first ten years, without considering cost reduction programs already in place at Centerior and Ohio Edison. Of those savings, approximately 87% will be expense related, while 13% will be achieved through reductions in the capital expenditure programs of Ohio Edison and Centerior.

         A summary of the savings is as follows:

Savings Category                                                                            Total Savings 1998-2007
----------------                                                                            -----------------------
                                                                                                  ($ millions)
Corporate and Operation Labor Cost...............................................................  $   643.3
Corporate and Administrative Programs............................................................      299.4
Non-fuel Purchasing Economies....................................................................       77.8
Electric Production Cost.........................................................................      115.9
Fuel Procurement Cost............................................................................       44.6
                                                                                                   ---------
   Total Savings.................................................................................  $ 1,181.0
Less: Costs to Achieve...........................................................................     (107.0)
   Transaction Costs.............................................................................      (30.0)
                                                                                                  ----------
Net Savings......................................................................................  $ 1,044.0

         Generally, these net cost savings result from the reduction of duplicative functions and positions, joint dispatch of generating facilities and related fuel purchasing, lower capital expenditures and consolidation of various corporate programs.

         In addition, other economies and efficiencies will be realized over time as coordinated practices become standardized. Furthermore, the improved financial condition of FirstEnergy should result in more favorable financing costs when the need to attract capital occurs. These long-term efficiencies and economies are properly considered in determining if the standards of Section 10(c)(2) of the Act have been met. SEE AMERICAN ELECTRIC POWER CO., 46 S.E.C. 1299, 1321 (1978) ("[t]he affiliation . . . is intended to be permanent . . . and we should look to long-term considerations"); SEE ALSO CENTERIOR, SUPRA, 35 SEC Docket (CCH) 769 at 775 ("a demonstrated potential for economies will suffice even when these are not precisely quantifiable").

         Savings expected as a result of the Merger dwarf the savings claimed in a number of recent acquisitions approved by the Commission. SEE, E.G., KANSAS POWER AND LIGHT CO., Holding Co. Act Release No. 25465 (Feb. 5, 1992)(expected savings of $140 million over five years); IES INDUSTRIES, Holding Co. Act Release No. 25325 (June 3, 1991)(expected savings of $91 million over ten years); MIDWEST RESOURCES, Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years).

         These economies and efficiencies are described more fully below:

         CORPORATE AND OPERATIONS LABOR COST SAVINGS: FirstEnergy estimates that a net reduction in labor costs of approximately $643.3 million on a nominal dollar basis can be achieved as a result of the Merger through elimination of approximately 900 full time equivalent duplicative positions in certain corporate administrative and technical support functions. FirstEnergy expects that these labor reductions will be phased in 20% in each of the first five years following consummation of the Merger. These savings, deriving from eliminating overlap and duplication in functional performance, can only be realized by consummating the Merger.

         CORPORATE AND ADMINISTRATIVE PROGRAMS SAVINGS: FirstEnergy estimates that a reduction in non-labor corporate and administrative expenses totalling approximately $299.4 million on a nominal dollar basis can be achieved through consolidation of duplicative programs and spreading expenses over greater asset or customer bases. These include savings related to information systems, insurance costs, outside services, stockholder services, benefits administration and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of two.

         NON-FUEL PURCHASING ECONOMIES SAVINGS: These are the savings which will result from the new, larger company having greater purchasing power and centralizing purchasing and inventory functions related to the construction, operation and maintenance of generating plants, service centers, warehouses and headquarters, as well as standardizing system components. FirstEnergy will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts. FirstEnergy estimates cost savings of approximately $77.8 million on a nominal dollar basis from such economies.

         ELECTRIC PRODUCTION COST SAVINGS: FirstEnergy estimates that production cost savings (including fuel savings) of approximately $115.9 million on a nominal dollar basis will result from the combined operation of the two companies' generation and transmission systems, including the integrated economic dispatch of such systems and electric fuel procurement savings. OES, Cleveland Electric and Toledo Edison currently commit and dispatch their respective systems on an "economic dispatch" basis; that is, each company commits and dispatches its generating system to meet the load in such manner as to minimize production costs. There are differences in incremental cost among the systems, as well as generation available on each system during most hours. FirstEnergy will be able to take advantage of these factors by committing and dispatching the lowest cost generation from OES, Cleveland Electric and Toledo Edison to serve the total load of FirstEnergy at a cost that is lower than the combined cost of the stand-alone companies.

         FUEL PROCUREMENT COST SAVINGS: FirstEnergy estimates savings of approximately $44.6 million on a nominal dollar basis can be achieved by reducing combined coal commodity procurement costs, due to larger purchasing volumes and greater purchasing power.

         COSTS TO ACHIEVE AND TRANSACTION COSTS: These consist of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their amounts.

         ADDITIONAL EXPECTED BENEFITS: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions and complementary management.

         MAINTENANCE OF COMPETITIVE RATES: Cleveland Electric and Toledo Edison's ratepayers will benefit because the Merger is conditioned upon the approval of an acceptable retail regulatory plan similar to the retail regulatory plan that the PUCO adopted for Ohio Edison in 1995. Under the plan filed by FirstEnergy on behalf of Cleveland Electric and Toledo Edison, their base rate will be frozen until 2005, followed by an immediate $310 million base rate reduction. The plan calls for interim residential rate reductions of $3 per month beginning six months after the Merger, increasing to $4 per month on July 1, 2000, and to $5 per month from July 1, 2001 through the year 2005.
Other parts of the plan include an economic development loan/lease program, an energy-efficiency program and an earnings cap through 2005 that would enable customers to share in any additional benefits from the Merger. Furthermore, FirstEnergy will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either Ohio Edison or Centerior standing alone due to the economies of scale available to FirstEnergy. The impact of these economies of scale, which are described in greater detail below, will help to position FirstEnergy to deal effectively with increased competition with respect to rates. The Merger, by creating the potential for increased economies of scale, will create the opportunity for strategic, financial and operational benefits for customers in the form of more competitive rates over the long term and for stockholders in the form of greater financial strength and financial flexibility.

         MORE DIVERSE SERVICE TERRITORY: While lying within a single region, the combined service territory of FirstEnergy will be larger and more diverse than any of the discrete service territories of OES, on the one hand, and Cleveland Electric and Toledo Edison on the other. This increased customer and geographical diversity is expected to reduce the exposure to changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

         EXPANDED MANAGEMENT RESOURCES: FirstEnergy will be able to draw on a larger and more diverse mid-and senior-level management pool to lead FirstEnergy forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of FirstEnergy should also benefit from new opportunities in the expanded organization.

         In light of these cost savings and various efficiencies, the requirements of the economical and efficient development of an integrated utility system of Section 10(c)(2) of the 1935 Act will clearly be met by the Merger.

                  b.  INTEGRATED PUBLIC UTILITY SYSTEM
                      --------------------------------

         As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29) of the Act as:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public-utility system will result from a proposed acquisition of securities:

         (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

         (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

         (3) the system must be confined in its operations to a single area or region; and

         (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         ENVIRONMENTAL ACTION, INC. V. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting IN RE ELECTRIC ENERGY, INC., 38 S.E.C. 658, 668 (1958). The Merger satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at 71.

         CAPABLE OF PHYSICAL INTERCONNECTION. Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The electric service areas of the four utilities are adjacent, with Ohio Edison separating Cleveland Electric and Toledo Edison. SEE map of combined OES and Centerior service areas, attached hereto as Exhibit E-1. The Merger will unite a continuous, geographically compact system across northern Ohio and western Pennsylvania.

         Moreover, the service areas served by OES and Centerior are already highly interconnected. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open. Except for this last interconnection, all of the interconnections permit two-way transfer capability. The six 345 kV lines and five 138 kV lines provide adequate capacity for the three systems to be thoroughly integrated, with sufficient transfer capability to carry anticipated flows associated with joint dispatch.

         In view of the proximity of OES, Cleveland Electric and Toledo Edison and their points of interconnection, the facts presented clearly support a finding that Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act.

         SINGLE INTERCONNECTED AND COORDINATED SYSTEM. OES, Cleveland Electric and Toledo Edison could under normal conditions be operated as a single interconnected, integrated, and coordinated system, whose operations would be confined to a single area and region. At present, the systems of Cleveland Electric and Toledo Edison are not physically integrated because Ohio Edison's service area physically separates them. The combined FirstEnergy system will be centrally and economically dispatched and generating units committed as a single integrated system. Upon consummation of the Merger, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison will enter into a coordination agreement which will be filed with and approved by FERC. The Coordination Agreement will provide for joint dispatch of the combined generating resources of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison, and will contain the terms, conditions and payment provisions associated with energy exchanges, resource sharing and other transactions among the companies. Pursuant to the Coordination Agreement, a central control center will be established to economically dispatch the combined system and arrange off-system purchases and sales.

         For integration purposes under the 1935 Act, what is relevant is that FirstEnergy will have sufficient internal transmission capacity to fully accommodate the anticipated transfers between Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison, and will obtain transmission service from neighboring utilities to accommodate any transfers that might exceed the capabilities of its system.

         Also, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are all members of the East Central Area Reliability Coordination Agreement. Thus, FirstEnergy will not be subject to conflicting operational requirements across discrete reliability regions.

         SINGLE AREA OR REGION. As Exhibit E-1 clearly shows, the "single integrated system" of OES, Cleveland Electric and Toledo Edison would be confined in its operations to a single area or region. Ohio Edison is adjacent to (and currently separates) Cleveland Electric and Toledo Edison, all of which carry on their businesses substantially in the State of Ohio. Penn Power's service area abuts at the Ohio-Pennsylvania border with the Ohio Edison service area. In the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made.
 . . . in light of the effect of technological advances on the ability to transmit electric energy economically over long distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." 1995 Report at 72-74. The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements." 1995 Report at 73. As set forth in Item 3.B.2.a, the Merger will result in economies and efficiencies for Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison and, in turn, their customers.

         LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. Finally, the FirstEnergy system will not be so large as to impair the advantages of localized management, efficient operations and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Merger fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see AMERICAN ELECTRIC POWER CO., Holding Co. Act Release No. 20633 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); GENERAL PUBLIC UTILITIES CORP., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073 (April 29, 1986)(advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, SEE NORTHEAST UTILITIES, Holding Co. Act Release No. 25221 (December 21,
1990)(utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); COLUMBIA GAS SYSTEM, INC., Holding Co. Act Release No. 24599 (March 15, 1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, SEE AMERICAN ELECTRIC POWER CO., Holding Co. Act Release No. 20633 (July 21, 1978)(distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

         The Merger satisfies all of these factors. FirstEnergy will be headquartered in Akron, Ohio, the present headquarters for Ohio Edison, which is less than 25 miles from Centerior's present headquarters. As to Ohio Edison, there will be no change in the locale of management. FirstEnergy's management will be drawn from the present management of Ohio Edison and Centerior, so the advantages of localized management will not be compromised. The Merger will preserve (and enhance) all the benefits of localized management OES, Cleveland Electric and Toledo Edison currently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

         The effectiveness of regulation will not be diminished; Ohio Edison, Cleveland Electric and Toledo Edison will remain subject to regulation by the PUCO, and Penn Power will remain subject to regulation by the PPUC. Moreover, the respective interstate activities of Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison will continue to be regulated by the FERC.

C.  SECTION 10(f)
    -------------

         Section 10(f) provides that

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         Ohio Edison, Cleveland Electric and Toledo Edison are currently subject to the jurisdiction of the PUCO. FirstEnergy believes that the approval of the Merger by the PUCO is not required. However, the Merger Agreement is conditioned upon, among other matters, the PUCO's approval of a regulatory plan for Cleveland Electric and Toledo Edison that is mutually acceptable to Ohio Edison and Centerior. An application for such a plan was filed with the PUCO on November 15, 1996. The PUCO has adopted a resolution stating that it intends to intervene in proceedings before the FERC and to coordinate its consideration of any filings made by Ohio Edison, Cleveland Electric and Toledo Edison with the schedule of such FERC proceedings. SEE Item 4.B.

         Penn Power is currently subject to the jurisdiction of the PPUC. Penn Power believes that, under Pennsylvania law, the approval of the PPUC is not required for consummation of the Merger. The PPUC has adopted a policy essentially stating that whenever a change in control of a Pennsylvania utility occurs, irrespective of Pennsylvania law, it will assume jurisdiction over the transaction. Penn Power believes no change of control will occur as a result of the Merger since (i) Penn Power will continue to be a wholly-owned subsidiary of Ohio Edison, (ii) the Ohio Edison Board designates the FirstEnergy Board and
(iii) approximately two-thirds of FirstEnergy's common stock immediately after consummation of the Merger will be owned by former Ohio Edison stockholders. On November 27, 1996 Penn Power filed an application for a declaratory order of the PPUC that it does not have jurisdiction over the Merger. On the same date Penn Power filed an application with the PPUC seeking approval of the Merger if the PPUC elects to assert jurisdiction.


ITEM 4.  REGULATORY APPROVALS
         --------------------

         Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the Merger.

A.  ANTITRUST
    ---------

         The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. The expiration or termination of the HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. If the Merger is not consummated within 12 months after the expiration or termination of the HSR Act waiting period, Ohio Edison and Centerior would be required to submit new premerger notifications to the DOJ and the FTC and a new HSR Act waiting period would have to expire or be terminated before the Merger could be consummated. Ohio Edison and Centerior will comply with the provisions of the HSR Act. The Merger will not be consummated unless the applicable waiting period has expired or has been terminated. Ohio Edison, Penn Power, Toledo Edison and Cleveland Electric will file a Notification and Report Form for Certain Mergers and Acquisitions Notification with the FTC and the Antitrust Division of the United States DOJ under the HSR Act.

B.  FEDERAL POWER ACT
    -----------------

         Section 203 of the Federal Power Act of 1935, as amended (the "Federal Power Act") provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. The approval of the FERC is required in order to consummate the Merger. Under
Section 203 of the Federal Power Act, the FERC will approve a merger if it finds the merger to be "consistent with the public interest." In undertaking its review of a utility merger transaction, the FERC generally has evaluated (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect operating costs and rates, (iii) whether the merger will impair the effectiveness of regulation, (iv) whether the purchase price is reasonable, (v) whether the merger is the result of coercion and (vi) whether the accounting treatment is reasonable. However, the FERC has indicated in its new merger policy statement issued on December 18, 1996 that rather than utilizing the six-factor test described above, it will instead focus only on the following three factors: (i) the effect on competition; (ii) the effect on rates; and (iii) the effect on federal regulation. The new policy statement, which is effective immediately, states the FERC's intention to address the specific application of the policy to pending cases on a case-by-case basis. Ohio Edison and Centerior have filed, on November 8, 1996, an application with the FERC requesting that the FERC approve the Merger and a joint dispatch agreement under Sections 203 and 205 of the Federal Power Act, and a separate application pursuant to Section 205 for approval of an open access transmission tariff offering transmission services over the combined companies' system at a single transmission rate contingent upon the FERC's approval of the Merger.

C.  ATOMIC ENERGY ACT
    -----------------

Ohio Edison and Penn Power each holds an NRC operating license authorizing it to hold ownership and leasehold interests in the Beaver Valley Unit 1 nuclear unit and (along with OES Nuclear Inc., a wholly-owned subsidiary of Ohio Edison) the Perry Unit 1 nuclear unit. Ohio Edison also holds an NRC operating license authorizing it to hold ownership and leasehold interests in Beaver Valley Unit 2. Each of Cleveland Electric and Toledo Edison holds an NRC operating license authorizing it to hold ownership or leasehold interests in Perry Unit 1, Beaver Valley Unit 2 and the Davis-Besse nuclear unit (and, in the case of Cleveland Electric, to operate Perry Unit 1 and, in the case of Toledo Edison, to operate Davis-Besse). The Davis-Besse facility also includes a generally licensed independent spent fuel storage installation. The Atomic Energy Act provides that no NRC license may be transferred, assigned, or in any manner disposed of, directly or indirectly, through transfer of control of any license to any person unless the NRC finds that the transfer is in accordance with the Atomic Energy Act and consents to the transfer. Ohio Edison and Centerior have filed requests with the NRC seeking approval of the transfer of control of their nuclear facility operating licenses to FirstEnergy pursuant to the Atomic Energy Act.

D.  STATE PUBLIC UTILITY REGULATION
    -------------------------------

         While FirstEnergy does not believe that approval of the Merger by the PUCO is required, the Merger is conditional upon the PUCO's approval of an acceptable retail regulatory plan for Cleveland Electric and Toledo Edison. An application for such a plan was filed with the PUCO on November 15, 1996. Penn Power is seeking a declaratory order of the PPUC that it does not have jurisdiction over the Merger. Penn Power has in the alternative filed an application with the PPUC seeking approval of the Merger if the PPUC elects to assert jurisdiction.

         Except as set forth above, no other state or local regulatory body or agency and no other federal commission or agency has jurisdiction over the transactions proposed herein.

E.  OTHER
    -----

         FirstEnergy may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.

ITEM 5.  PROCEDURE
         ---------

         The Commission is respectfully requested to issue and publish not later than January 31, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 1, 1997 by which comments may be entered and a date not later than March 2, 1997 as the date after which an order of the Commission granting and permitting his Application/Declaration to become effective may be entered by the Commission. A form of notice suitable for publication is attached hereto as Exhibit I-1.

         The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

         A.  EXHIBITS
             --------

Exhibit A-1:      Form of Amended Articles of Incorporation of FirstEnergy.

Exhibit A-2:      Amended Articles of Incorporation, effective June 21,
                  1994, constituting the Articles of Incorporation of Ohio
                  Edison (Incorporated by reference to the Form 10-K Annual
                  Report of Ohio Edison for the year ended December 31, 1994,
                  File No. 1-2578).

Exhibit A-3:      Amended Articles of Incorporation, effective April 29,
                  1986, constituting the Articles of Incorporation of Centerior
                  (Incorporated by reference to a Registration Statement filed with the Commission pursuant to the 1933 Act, File No.
                  33-4790).

Exhibit A-4:      Form of Articles of Incorporation of Ohio Edison Acquisition
                  Corp.

Exhibit A-5:      Form of Articles of Incorporation of Centerior Acquisition
                  Corp.

Exhibit B-1:      Merger Agreement between Ohio Edison and Centerior dated as of
                  September 13, 1996 (with exhibits A and B thereto being incorporated as Exhibits B-2 and B-3 to this Application/Declaration).

Exhibit B-2:      Merger Agreement by and among Ohio Edison, FirstEnergy and
                  Ohio Edison Acquisition Corp.

Exhibit B-3:      Merger Agreement by and among Centerior Acquisition Corp.,
                  FirstEnergy and Centerior.

Exhibit C-1:      Registration Statement on Form S-4 (including all exhibits thereto).*

Exhibit C-2:      Prospectus/Proxy Statement (Included in Registration Statement
                  on Form S-4 filed as Exhibit C-1 herein).*

Exhibit D-1:      Relevant Sections of Ohio Code.

Exhibit D-2:      Joint Application of Ohio Edison, Penn Power, Cleveland
                  Electric and Toledo Edison to FERC.*

Exhibit D-3:      Order of FERC.*

Exhibit D-4:      Application for approval of retail regulatory plan by the
                  PUCO.*

Exhibit D-5:      Application for declaratory order of the PPUC regarding
                  jurisdiction.

Exhibit D-6:      Application for approval of the Merger by the PPUC.

Exhibit E-1:      Map showing combined Ohio Edison, Penn Power, Cleveland
                  Electric and Toledo Edison service areas.*

Exhibit F-1:      Preliminary Opinion of Counsel.

--------

*   To be filed by amendment.

Exhibit F-2:      Past Tense Opinion of Counsel (to be filed with certificate of notification).

Exhibit G-1:      Centerior Form U-3A-2, "Statement by Holding Company Claiming
                  Exemption under Rule U-2 from the Provisions of the Public
                  Utility Holding Company Act of 1935," dated February 27, 1996
                  (Incorporated by reference to such filing, File No. 69-315).

Exhibit G-2:      Form 10-K Annual Report of Ohio Edison for the year ended
                  December 31, 1995 (Incorporated by reference to such filing, File No. 1-2578).

Exhibit G-3:      Form 10-K Annual Report of Centerior for the year ended
                  December 31, 1995 (Incorporated by reference to such filing, File No. 1-9130).

Exhibit G-4:      Form 10-K Annual Report of Penn Power for the year ended
                  December 31, 1995 (Incorporated by reference to such filing, File No. 1-3491).

Exhibit G-5:      Form 10-K Annual Report of Cleveland Electric for the year ended December 31, 1995 (Incorporated by reference to such filing, File No. 1-2323).

Exhibit G-6:      Form 10-K Annual Report of Toledo Edison for the year ended
                  December 31, 1995 (Incorporated by reference to such filing, File No. 1-3583).

Exhibit G-7:      Form 10-Q Quarterly Report of Ohio Edison for the Quarter
                  ended September 30, 1996 (Incorporated by reference to such filing, File No. 1-2578).

Exhibit G-8:      Form 10-Q Quarterly Report of Centerior for the Quarter ended
                  September 30, 1996 (Incorporated by reference to such filing, File No. 1-9130).

Exhibit G-9:      Form 10-Q Quarterly Report of Penn Power for the Quarter ended
                  September 30, 1996 (Incorporated by reference to such filing, File No. 1-3491).

Exhibit G-10:     Form 10-Q Quarterly Report of Cleveland Electric for the
                  Quarter ended September 30, 1996 (Incorporated by reference to such filing, File No. 1-2323).

Exhibit G-11:     Form 10-Q Quarterly Report of Toledo Edison for the Quarter
                  ended September 30, 1996 (Incorporated by reference to such filing, File No. 1-3583).

Exhibit H-1:      McDonald & Company Securities Inc. Fairness Opinion.

Exhibit H-2:      Barr Devlin & Co. Incorporated Fairness Opinion.

Exhibit I-1:      Form of Notice.

Exhibit J-1:      Financial Data Schedule.*


B.  FINANCIAL STATEMENTS
    --------------------

FS-1: FirstEnergy Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1996 and Unaudited Pro Forma Combined Condensed Statement of Income for the year ended December 31, 1995 and the nine months ended September 30, 1996.

FS-2: Ohio Edison Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of Ohio Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-2 hereto)).

FS-3: Ohio Edison Consolidated Statements of Income for its last three fiscal years (see Annual Report of Ohio Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-2 hereto)).

FS-4: Centerior Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of Ohio Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-3 hereto)).

FS-5: Centerior Consolidated Statements of Income for its last three fiscal years (see Annual Report of Ohio Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-3 hereto)).

FS-6: Penn Power Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of Penn Power on Form 10-K for the year ended December 31, 1995 (Exhibit G-4 hereto)).

FS-7: Penn Power Consolidated Statements of Income for its last three fiscal years (see Annual Report of Penn Power on Form 10-K for the year ended December 31, 1995 (Exhibit G-4 hereto)).

FS-8: Cleveland Electric Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of Cleveland Electric on Form 10-K for the year ended December 31, 1995 (Exhibit G-5 hereto)).

FS-9: Cleveland Electric Consolidated Statements of Income for its last three fiscal years (see Annual Report of Cleveland Electric on Form 10-K for the year ended December 31, 1995 (Exhibit G-5 hereto)).

FS-10: Toledo Edison Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of Toledo Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-6 hereto)).

FS-11: Toledo Edison Consolidated Statements of Income for its last three fiscal years (see Annual Report of Toledo Edison on Form 10-K for the year ended December 31, 1995 (Exhibit G-6 hereto)).



         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from September 30, 1996 to the date of this Application/Declaration .

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

         The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Merger pertain to the expiration of the applicable waiting period under the HSR Act the Commission's declaration of the effectiveness of the Registration Statement on Form S-4, the approvals and actions described under Item 4 and Commission approval of this Application. Consummation of the Merger will not result in changes in the operations of FirstEnergy, Ohio Edison or Centerior that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


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



                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 24, 1997

                               FIRSTENERGY CORP.


                               By:  /s/ Willard R. Holland
                                    ---------------------------
                                    Willard R. Holland
                                    President



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